Mail Stop 3561

								April 7, 2006

Marc A. Howze
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

      Re:	John Deere Receivables, Inc.
		Amendment No. 1 to Registration Statement on Form S-3
		Filed March 21, 2006
		File No. 333-130966

Dear Mr. Howze:

	We have reviewed your responses to the comments in our letter dated February 6, 2006 and have the following additional comments. All page number references in the comments below correspond to the page numbers contained in your marked copy of Amendment No. 1.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Prospectus Supplement

Distribution by Delinquency Status, page S-26
1. We reissue prior comment 18 in part.  Please revise the phrase
"60
days or more" to clarify that the delinquent assets will not be more than 89 days past due. Refer to Item 1100(b)(1) of Regulation AB.

Base Prospectus

Credit and Cash Flow Enhancement, page 48
2. We note your response to prior comment 32. Please tell us the nature of the "guaranteed obligation" referred to in your description of "cash collateral guarantees."

Part II

Undertakings, page II-2
3. We reissue prior comment 36 in part. Please provide the new undertakings required under Securities Act Reform. Refer to Item
512(a)(1)(ii) and (iii) of Regulation S-K.

Signatures
4. We note your response to prior comment 37. However, we cannot locate any change to the signature page. Please delete the phrase "as originator of the Trust."

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3348.

								Sincerely,



								Jennifer G. Williams
								Special Counsel

cc:	Via Facsimile (212) 848-7179
	Stuart K. Fleischmann, Esquire
	Shearman & Sterling LLP
	599 Lexington Avenue
	New York, NY 10022
Marc A. Howze
John Deere Receivables, Inc.
April 7, 2006
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